June 28, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Stephany Yang Ernest Greene Eranga Dias Asia Timmons-Pierce

Re:	Vast Solar Pty Ltd Registration Statement on Form F-4 Filed May 18, 2023 File No. 333-272058

Ladies and Gentlemen:

On behalf of our client, Vast Solar Pty Ltd, an Australian proprietary company limited by shares (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form F-4 filed on May 18, 2023 (the “Registration Statement”), contained in the Staff’s letter dated June 6, 2023 (the “Comment Letter”).

The Company has publicly filed via EDGAR its first amended registration statement on Form F-4 (the “First Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the First Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the First Amended Registration Statement.

United States Securities and Exchange Commission

June 28, 2023

Registration Statement on Form F-4 filed May 18, 2023

General, page 1

1.	We note many inconsistencies and typographical errors throughout your filing. For example, on page 65, you disclose that the convertible promissory notes of $15.9 million held by AgCentral are included in non-current liabilities as of December 31, 2022, but they are presented as part of current liabilities on Vast's audited statement of financial position as of December 31, 2022 on page F-47. On pages 199 and xi, you disclose that the Maximum Contractual Redemptions Scenario assumes approximately 4.6 million NETC public shares are redeemed, which is not consistent with 5.3 million shares disclosed on pages 148 and 207. On page 208, you disclose the fair value of share consideration of $107.5 million in note 3.L, but you disclose $137.5 million in the table on the same page. On page 204, net loss per share - basic and diluted of $(0.16) for Vast for the twelve months ended June 30, 2022 does not agree with the disclosure of ($0.25) on the audited statement of profit or loss on page F-4. On page 256, your disclosure of "working capital" of $2.2 million as of June 30, 2022 does not agree with the audited statement of financial position, which reflects a working capital deficit of $2.2 million as of June 30, 2022 on page F-5. On page F-46, it appears that total comprehensive loss of "3,705" for the six months ended December 31, 2022 should be revised to "(3,705)" to be consistent with the presentation for the six months ended December 31, 2021. Please revise your filing throughout to eliminate these and other inconsistencies and errors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages xi, 65, 199, 204, 208, 256, F-4 and F-46 of the First Amended Registration Statement.

What interests do the current officers and directors of NETC have in the Business Combination?, page 15

2.	We note your responses to prior comments two and three. Please fill in the blanks to provide the value as of the most recent practicable date.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 40, 97, 146, 221 and 224 of the First Amended Registration Statement to provide the value as of the most recent practicable date.

3.	We note your disclosure regarding the Services Agreement and Development Agreement. Please clarify how the board considered this conflict in negotiating and recommending the business combination.

Response: The Company respectfully advises the Staff that it believes how the NETC Board considered the Services Agreement and Development Agreement is clearly disclosed in the First Amended Registration Statement. In particular, the Services Agreement and Development Agreement are each listed as conflicts of interests that the NETC Board considered on pages 15-16, 38, 95 and 144 of the First Amended Registration Statement. Further, beginning on page 132 of the First Amended Registration Statement in the section titled “The Business Combination—NETC Board’s Consideration of and Reasons for Approving the Business Combination,” the Company describes that the NETC Board considered a range of factors, including but not limited to the Services Agreement, Development Agreement and the conflicts of interest related thereto, and, in light of the wide variety and complexity of those factors, the NETC Board did not consider it practicable, nor did it attempt, to quantify or assign relative weight to specific factors in reaching its determination.

United States Securities and Exchange Commission

June 28, 2023

Interests of Certain Persons in the Business Combination, page 37

4.	We note your response to prior comment 6. Please revise to quantify the potential aggregate payments under these agreements. Please also quantify any fees paid to date.

Response: The Company respectfully advises the Staff that the payment terms to be made under the Services Agreement and the Development Agreement will be specified, from time to time, in individualized statements of work and project budgets, respectively, entered into among the parties to each agreement. See pages 15-16, 38, 95, 144 and 222 of the First Amended Registration Statement. To date, no statements of work have been entered into, and it is not possible to estimate the potential aggregate payments under these agreements at this time.

Citi and Wells Fargo have gratuitously waived their right to deferred underwriting discounts and commissions…, page 101

5.	We note your disclosure stating that "Citi and Wells Fargo have gratuitously waived their right to deferred underwriting discounts and commissions in connection with the Business Combination." Please expand your disclosure to state that there are similar circumstances in which a financial institution is named and that their resignation and disassociation indicates it is not willing to have the liability associated with such work in this transaction. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: As noted on pages 101-102 and elsewhere in the First Amended Registration Statement, while Citi and Wells Fargo served as underwriters in connection with NETC’s initial public offering and, pursuant to the terms of the underwriting agreement relating thereto, were entitled to receive deferred underwriting discounts and commissions in connection with the Business Combination, neither Citi nor Wells Fargo was engaged to act as advisor in any capacity related to the Business Combination, and neither firm provided advisory services or performed other work in connection with the Business Combination. While it may be the case that in other business combination transactions a financial institution is named and that their resignation indicates a lack of willingness to have liability associated with their work on such transaction, because Citi and Wells Fargo were not engaged to perform, and did not perform, any work on the Business Combination, we do not believe our circumstance is similar to those alluded to by the Staff.

6.	Please provide us with any correspondence (i) between Citi and Vast relating to Citi's waiver of deferred underwriting discounts and commissions; and (ii) between Wells Fargo and Vast relating to Wells Fargo's waiver of deferred underwriting discounts and commissions.

Response: Concurrently herewith, certain material correspondence between Citi and NETC and Wells Fargo and NETC relating to the waiver of its deferred underwriting discounts and commissions has been provided to the Staff under separate cover. We respectfully advise the Staff that there was no correspondence between Citi and Vast and Wells Fargo and Vast relating to this matter.

7.	Please provide us with the engagement letters between Vast and Citi as well as Vast and Wells Fargo.

Response: As noted in the First Amended Registration Statement and in response to Comment #5 above, neither Citi nor Wells Fargo was engaged to act as an advisor in any capacity related to the Business Combination, and neither firm performed any work on the Business Combination. Citi and Wells Fargo served as underwriters in connection with NETC’s initial public offering. The terms of their arrangement were set forth in an Underwriting Agreement, dated November 16, 2021, by and among NETC, Citi and Wells Fargo. A copy of the underwriting agreement was filed publicly in connection with NETC’s IPO and, concurrently herewith, a copy of the Underwriting Agreement has been provided to the Staff under separate cover. No engagement letters were entered into between Citi and NETC or Wells Fargo and NETC, or between Citi and Vast and Wells Fargo and Vast.

United States Securities and Exchange Commission

June 28, 2023

8.	Please provide us with letters from both Citi as well as Wells Fargo stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with each firm and they either agree or does not agree with the conclusions and the risks associated with such outcome. If either both or one of the firms do not respond, please revise your disclosure to also indicate you have asked and not received a response and disclose the risks to investors.

Response: NETC requested that Citi and Wells Fargo confirm that they agree with the disclosure regarding the waiver of their deferred underwriting discounts and commissions and the risks and conclusions stated therein, and Citi and Wells Fargo declined to provide such letters. As requested by the Staff, the Company has revised the disclosure on pages 101-102 and 150-151 of the First Amended Registration Statement to reflect this.

9.	We note your disclosure stating that "neither Citi nor Wells Fargo provided a reason for their waiving of the deferred underwriting discounts and commissions in connection with the Business Combination." If there was no dialogue and you did not seek out the reasons why Citi and Wells Fargo were waiving deferred fees, despite already completing their services, please indicate so in your registration statement.

Response: As noted in the First Amended Registration Statement and in response to Comment #5 above, neither Citi nor Wells Fargo was engaged to act as an advisor in any capacity related to the Business Combination, and neither firm performed any work on the Business Combination. Pursuant to the Underwriting Agreement entered into in connection with NETC’s IPO, Citi and Wells Fargo were entitled to receive deferred underwriting discounts and commissions in connection with the Business Combination. Because NETC did not engage Citi or Wells Fargo to perform, and neither firm did perform, any work on the Business Combination, on February 9, 2023, NETC requested that Citi and Wells Fargo gratuitously waive their right to the deferred underwriting discounts and commissions and both firms agreed. We have revised the disclosure on pages 101-102 150-151, 212 and 228 of the First Amended Registration Statement to reflect this.

On January 30, 2023, NETC formally executed an engagement letter with Guggenheim Securities…, page 131

10.	We note your response to prior comment 10. Please revise to more clearly disclose the role of Guggenheim Securities in the transaction.

Response: The Company respectfully advises the Staff that it believes that the role of Guggenheim Securities in the transaction is accurately described in the First Amended Registration Statement and accordingly, no revisions are necessary.

Unaudited Pro Forma Combined Financial Information, page 197

11.	We note your response to prior comment 17. Please provide us with a more comprehensive explanation to help us understand how you determined that by using the publicly-quoted share price of NETC to derive the fair value of the NETC shares, in theory already reflects the fair value of the Earnout Shares. Please also tell us what consideration you gave to accounting for the Earnout Shares to be issued to eligible Vast shareholders upon occurrence of certain triggering events as a liability on the pro forma financial statements pursuant to paragraph 25 of IAS 32.

The Company respectfully acknowledges the Staff’s comment and notes that, in connection with the Earnout Shares, it considered (i) whether the Earnout Shares should be accounted for as a liability or as equity and (ii) how the fair value of the Earnout Shares should be considered in the derivation of the IFRS 2 charge to be recognized upon consummation of the merger. As it relates to the classification of the Earnout Shares, the Company evaluated the likelihood of settling the Earnout Shares in equity relative to the likelihood of settling the Earnout Shares in cash, in each case following the occurrence of certain triggering events. In particular, the Company considered subpart (a) of paragraph 25 of IAS 32 which requires equity classification if the part of the contingent settlement provision that could require settlement in cash is not genuine. The Company also relied on Application Guidance 28 to paragraph 25 of IAS 32 which states “[p]aragraph 25 requires that if a part of a contingent settlement provision that could require settlement in cash or another financial asset (or in another way that would result in the instrument being a financial liability) is not genuine, the settlement provision does not affect the classification of a financial instrument. Thus, a contract that requires settlement in cash or a variable number of the entity’s own shares only on the occurrence of an event that is extremely rare, highly abnormal and very unlikely to occur is an equity instrument.” For completeness, when a triggering event occurs, the Company must obtain relevant approvals for the issuance of Earnout Shares within 6 months of the triggering event. If relevant approvals are not obtained or Earnout Shares cannot be issued due to a government authority order, then the Company must settle the Earnout Shares in cash instead. The Company’s view is that the cash-settlement features are protective and the events that result in cash settlement are extremely rare, highly abnormal and very unlikely to occur. Accordingly, the Company concluded that paragraph 25 of IAS 32, subpart (a) applies in that cash settlement is not considered to be genuine and therefore does not represent a contingent settlement provision.

United States Securities and Exchange Commission

June 28, 2023

As it relates to how the fair value of the Earnout Shares should be considered in the derivation of the IFRS 2 charge to be recognized upon consummation of the merger, the Company acknowledges that it is impossible to directly observe and quantify the factors impacting the publicly-quoted share price of NETC; however, in formulating its point of view, the Company assumed that publicly-available information, including the terms of the Earnout Shares, would be efficiently reflected by the market in the Company’s share price.

As noted in the previous response, the Company respectfully submits that the enterprise value of the combined company can only manifest itself in one component of its capital structure. The reason being that the rights to the economic benefit (if any) resulting from the Earnout Shares are embedded in a contract that is separate and distinct from the common share itself (and will entitle certain, but not all, shareholders to its benefits), the common share whose terms will be identical for all shareholders will definitionally trade in efficient markets at a lower value than it otherwise would if the rights to the Earnout Shares were embedded in the share itself.

In addition to the theoretical considerations outlined above, the Company also incorporated certain practical considerations to further validate its approach. Specifically, the Company notes that the IFRS 2 charge to be recorded for the listing service in connection with the Business Combination is arguably driven principally or entirely by the shares received by the Sponsor for nominal consideration in connection with the IPO of NETC. Reducing the calculated fair value of the aggregate consideration issued by Vast to the former shareholders of NETC in connection with the Business Combination by the estimated fair value of the Earnout Shares arrangement (as it relates to the shares that may be issued to eligible Vast Shareholders) would ultimately reduce this charge or cause the charge to be negative and could cause it to deviate substantially from the underlying value of the key driver of the IFRS 2 charge in the first instance.

Finally, the Company also considered the consistency of its approach across the two “components” of the Earnout Shares arrangement. More specifically, as articulated above, the Company’s calculation of the IFRS 2 charge assumes that the publicly-quoted share price efficiently reflects the fair value of the Earnout Shares arrangement as it relates to the eligible Vast Shareholders (and, accordingly, that a reduction of the aggregate consideration issued to the former shareholders of NETC is not appropriate); on the same basis, the Company has incrementally included the estimated fair value of the Earnout Shares arrangement as it relates to the NETC Sponsor as an adjustment to the aggregate consideration issued to the former shareholders of NETC in connection with the merger (correspondingly increasing the IFRS 2 charge). This approach is based on the same theoretical view that the publicly-quoted share price efficiently reflects (i.e. has been reduced for) the fair value of the Earnout Shares arrangement as it relates to the NETC Sponsor; because the NETC Sponsor is a former shareholder of the accounting acquiree, the estimated fair value is incrementally included in deriving the aggregate fair value of the consideration delivered to the shareholders of the accounting acquiree in connection with the Business Combination. While the mechanics differ depending on the shareholder group, the underlying approach and theory are identical and consistently applied.

United States Securities and Exchange Commission

June 28, 2023

12.	To allow shareholders to more clearly evaluate the financial condition of each entity prior to the proposed business combination, it appears you should revise the pro forma balance sheet to present a subtotal column for NETC that reflects their historical balances as of December 31, 2022 adjusted for the $184.9 million of cash redemptions that resulted from the recent extension meeting that occurred after the balance sheet date but prior to the proposed business combination.

Response: In response to the Staff’s comment, the Company has revised pages 201-202 of the First Amended Registration Statement to present a subtotal column for NETC that reflects their historical balances as of December 31, 2022 adjusted for the $184.9 million of cash redemptions that resulted from the recent extension meeting that occurred after the balance sheet date but prior to the proposed Business Combination.

Notes to the Consolidated Financial Statements 22. Subsequent events, page F-41

13.	We note your response to prior comment 29 and we reissue the comment in part. Please disclose the exchange ratio used to determine the amount of shares that will be issued to the initial NETC shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-41, F-42, F-62 and F-63 of the First Amended Registration Statement to clarify that Vast will (i) issue 3,000,000 ordinary shares to the initial ordinary shareholders of NETC and (ii) issue one ordinary share for each share of Class A common stock of NETC, after giving effect to any redemptions by NETC public stockholders and (iii) assume the outstanding warrants of NETC. The revised disclosure also clarifies that Vast may issue up to 2,799,999 ordinary shares to eligible Vast shareholders and up to 3,900,000 ordinary shares to NETC Sponsor, in each case upon the occurrence of specified events.

General

14.	We note your response to prior comment 37. Please revise your disclosure to highlight for investors that Moelis’s withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 126-127 of the Registration Statement.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

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cc: Alec Waugh, Vast Solar Pty Ltd